EXHIBIT 99(a)(1)(ix)

                                  PRESS RELEASE

Firstbank Corporation                    Contacts: Samuel G. Stone
311 Woodworth Avenue                               Executive Vice President
Alma, Michigan 48801                               and Chief Financial Officer
NASDAQ Symbol: FBMI                                Phone: (989) 466-7325

                                         For Immediate Release
                                         June 15, 2004

                              FIRSTBANK CORPORATION
                             ANNOUNCES TENDER OFFER
              TO PURCHASE UP TO 500,000 SHARES OF OUTSTANDING STOCK

Alma, Michigan, June 15, 2004 -- Thomas R. Sullivan, Chief Executive Officer and President of Firstbank Corporation ("Firstbank") (Nasdaq: FBMI) today announced that Firstbank will repurchase up to 500,000 shares, or approximately 8.9% of its shares of common stock currently outstanding, through a tender offer for the shares at $30.00 per share.

Under the tender offer, shareholders will have the opportunity to sell part or all of their shares to Firstbank at the cash purchase price of $30.00 per share. If more than the maximum number of shares sought is tendered, tendering shareholders owning fewer than 100 shares will have their shares purchased without pro-ration and other shares will be purchased pro rata. Shareholders will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by Firstbank. The offer to purchase shares will begin June 15, 2004 and expire on July 30, 2004, unless extended.

Mr. Sullivan stated, "We believe this tender offer is an effective use of our capital which will increase value and provide additional liquidity to our shareholders."

Neither Firstbank nor its board of directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering any or all of such shareholder's shares in the offer and has not authorized any person to make any such recommendation.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Firstbank common stock. The offer is made by the tender offer materials, including the Offer to Purchase, dated June 15, 2004, and the related Letter of Transmittal. The Offer to Purchase, Letter of Transmittal and other related materials will be available free of charge from the Dealer/Manager/Information Agent for the offer, Howe Barnes Investments, Inc., (phone number 800-929-4693 toll free). The Offer to Purchase, Transmittal Letter, and other related materials are being mailed to shareholders on or about June 16, 2004, and will be made available for distribution to beneficial owners.

SHAREHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

Firstbank Corporation, headquartered in Alma, Michigan is currently a five bank financial services company with assets of $772 million and 35 banking offices located in central and northeast Michigan. Bank subsidiaries include: Firstbank
- Alma; Firstbank (Mt. Pleasant); Firstbank - West Branch; Firstbank - Lakeview; and Firstbank - St. Johns. Other corporate affiliates include 1st Armored, Inc.; 1st Title; Gladwin Land Company, Inc.; and C. A. Hanes Realty, Inc. Investment services are available through affiliations with CB Wealth Management, MML Investors Services, Inc., and Raymond James Financial Services Inc.

The foregoing material may contain forward-looking statements. Firstbank cautions that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements.